NAM TAI ELECTRONICS, INC.
Appoints Patinda Lei as New CEO and CFO

VANCOUVER, CANADA – January 10, 2006 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) announced today the appointment of Ms. Patinda Lei to the position of Chief Executive Officer and Chief Financial Officer. Ms. Lei has held various senior positions during her long career at Nam Tai, with the most recent one being the Chairman of Zastron Precision-Tech Limited (“Zastron”), a wholly owned subsidiary of Nam Tai, which mainly engages in the key component sub-assemblies business.

Ms. Lei, 39, graduated from the Faculty of Engineering of Tokyo University of Science in Japan with a degree in management science. She joined Nam Tai in May 1990 as sales engineer and provided technical support to customers. She was promoted to senior marketing manager in November 1997 and was in charge of overall new product business responsibilities of the key component sub-assemblies business. As a result of her significant achievements, Ms. Lei was promoted to Chairman of the Board of Zastron in March 2004.

Under Ms. Lei’s leadership, the sales revenue of the key component sub-assemblies business increased from $29 million in 1997 to over $500 million in 2005, representing a compound annual growth rate of over 40% during the past 8 years. Currently, the key components sub-assemblies business contributes around 70% to Nam Tai’s sales revenue and has become the fastest growing business for the Company.

“I am grateful for Ms. Lei’s outstanding contribution for her over 15 years of distinguished services to Nam Tai and I am also proud of what she has accomplished,” said Mr. M.K. Koo, Chairman of Nam Tai. “As a proven leader, Ms. Lei has demonstrated decisive leadership and has made a significant contribution to the growth in revenue and business expansion of Nam Tai. With her proven track record and outstanding performance, the Board of Directors is confident that Ms. Lei is the right person to take the Company to the next level and deliver superior business results. “

In other organizational changes, Mr. Joseph Li, the former CEO and CFO of Nam Tai, has been appointed as the Vice-Chairman of J.I.C. Technology Company Limited (“J.I.C.”), one of Nam Tai’s Hong Kong listed subsidiaries, to strengthen its management team for future business expansion.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth TM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.